UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No.

02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 3 0026253 9

PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

Payment of Dividends

Tele Norte Leste Participações S.A. (“Company”) informs its Shareholders and the market in general that pursuant to the resolution of the Ordinary General Shareholders’ Meeting held on April 28, 2011, we will pay dividends for the year ended 2010 beginning on May 6, 2011, in the total amount of R$339,081,983.17 (three hundred and thirty-nine million, eighty-one thousand, nine hundred and eighty-three reais and seventeen centavos), corresponding to R$0.591035288053 per common share and R$0.812537447268 per preferred share, as follows:

I. Payment: The dividends will be adjusted from January 1, 2011 to the effective date of payment, subject to variations in the Reference Rate (TR – Taxa Referencial).

Amount on January 1, 1011			Adjusted as of April 28, 2011
Total Amount	R$	339,081,983.17	Total Amount	R$	340,202,242.23
Amount per common share	R$	0.591035288053	Amount per common share	R$	0.592987950437669
Amount per preferred share	R$	0.812537447268	Amount per preferred share	R$	0.815221908486284

II. Credited Positions: The dividends will be paid to shareholders who have held positions since April 28, 2011. Beginning on April 29, 2011, all shares will be traded ex-dividends.

III. Forms of Payment: (a) Shareholders eligible to receive dividends and who have checking accounts with Banco do Brasil will have their earnings credited to their checking account at Banco do Brasil, provided that they have explicitly opted to do so; (b) Other duly identified eligible shareholders must request a notice of payment at the Banco do Brasil branch of their choice in order to receive payment at the teller; and (c) Shareholders with shares held in custody at the Clearing House for the Custody and Financial Settlement of Securities (Companhia Brasileira de Liquidação e Custódia—CBLC) will be paid through their trustees.

IV. Registration: (a) Shareholders whose records are inconsistent or not up-to-date must present the documents required to update their registration at the Banco do Brasil branch of their choice in order to receive their extraordinary dividends. Individuals must provide: an identification document, individual taxpayers’ registry (CPF) and proof of address. Legal entities must provide: corporate taxpayers’ registry (CNPJ), by-laws/articles of association and related proof of representation. (b) Shareholders who are represented by proxies/attorneys-in-fact must grant their representatives specific powers through a public deed for an established period of time, specifying the amount and type of shares entitled to receive dividends.

Rio de Janeiro, April 28, 2011.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer